09059627

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

BB 3/11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRIMARY CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 WALL STREET, 5TH FLOOR

(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN ZUCKER 732-536-4646

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC

(Name – *if individual, state last, first, middle name*)

406 LIPPINCOTT DRIVE, STE J, MARLTON		NJ	08053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN LEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIMARY CAPITAL, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alex J. Lagombra
Notary Public, State of New York
No. 01LA6095774
Qualified in Queens County
Commission Expires July 21, 20 11

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton, New Jersey 080253
(856) 346-2828 Fax (856) 396-0022

INDEPENDENT AUDITORS' REPORT

To the Member
Primary Capital

We have audited the accompanying statement of financial condition of Primary Capital, L.L.C. as of December 31, 2008 and the related statements of operations, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Primary Capital, L.L.C as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 6, 2009

PRIMARY CAPITAL, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash	$ 405,460
Deposit with Broker	200,000
Commissions receivable	4,498
Loan receivable	18,000
Investments	3,348
Prepaid expense	15,998
Property, artwork, and equipment	58,258
TOTAL ASSETS	$ 705,562

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 132,812
Total liabilities	132,812
COMMITMENTS AND CONTINGENCY	
MEMBER'S CAPITAL	572,750
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 705,562

The accompanying notes are an integral part of these financial statements.

PRIMARY CAPITAL, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE	
Commissions	$ 167,863
Consulting fee	50,000
Investment banking fees	1,188,275
Interest and dividend income	4,905
TOTAL REVENUES	1,411,043
EXPENSES	
Consulting	93,591
Compensation	107,199
Clearing fees	24,886
Professional fees	187,750
Rent	149,185
Commission	234,109
Travel and entertainment	113,794
Office	210,881
Depreciation	4,739
Other	15,957
Realized loss on sale of securities	412,965
TOTAL EXPENSES	1,555,056
NET LOSS	$ (144,013)

The accompanying notes are an integral part of these financial statements.

PRIMARY CAPITAL, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Balance, January 1, 2008	$ 533,464	$ (343,937)	$ 189,527
Member's contributions	527,236	-	527,236
Net loss	-	(144,013)	(144,013)
Balance, December 31, 2008	$ 1,060,700	$ (487,950)	$ 572,750

The accompanying notes are an integral part of these financial statements.

PRIMARY CAPITAL, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (144,013)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	4,739
Loss on sale of securities	412,965
Changes in assets and liabilities:	
Increase in deposit	(174,559)
Decrease in investments	(416,313)
Decrease in commissions receivable	5,153
Decrease in other assets	190
Increase in loan receivable	(18,000)
Increase in prepaid expenses	(15,998)
Decrease in accounts payable and accrued expenses	(35,918)
Total adjustments	(237,741)
Net cash used in operating activities	(381,754)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(61,420)
Net cash used in investing activities	(61,420)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	527,236
Net cash provided by financing activities	527,236
NET INCREASE IN CASH	84,062
CASH - BEGINNING OF YEAR	321,398
CASH - END OF YEAR	$ 405,460
Supplemental disclosure of noncash activities:	
Cash paid during the year for:	
Interest	$ 141

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Primary Capital, L.L.C., (the "Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation.

The Company was organized as a limited liability company in the state of Delaware on November 16, 2000. The Company had several name changes; the prior name of the Company was DRF Business and Financials Services, LLC. The Company filed a Certificate of Amendment to change it its name to Primary Capital, LLC with the state of Delaware on March 23, 2007. Leo Capital Markets, LLC is the parent of the Company.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

INCOME TAXES

The Company is organized as a Limited Liability Company (L.L.C.). Under these provisions, the Company is taxed as a partnership for federal and state income tax purposes. The Company does not pay corporate income taxes on its taxable income. Instead, the member is liable for its income taxes.

START-UP COSTS

The Company adopted Statement of Position No. 98-5 ("SOP 98-5"), "Reporting the Costs of Start-up Activities." SOP 98-5 requires that all non-governmental entities expense the cost of start-up activities, including organizational costs as those costs are incurred.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions, which are insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $250,000. The uninsured balance is $305,460 as of December 31, 2008.

PROPERTY, ARTWORK AND EQUIPMENT

Property, artwork and equipment are stated at cost. Depreciation for property and equipment are computed using the straight-line method over the estimated useful lives of the assets while artwork is reviewed annually for impairment.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The costs of maintenance and repairs are charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterment.

NOTE 2. CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions. The Company has restricted $100,000 of its cash per the clearing agreement with Sterne Agee Clearing. (See note 6)

NOTE 3. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company had regulatory net capital of $427,556, and a minimum regulatory net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.31 to 1.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 4. RELATED PARTIES

The Company conducts business with its parent company Leo Capital Markets. The Company remits commissions and accrues expenses owed to the parent company on a monthly basis. (See Note 10).

NOTE 5. COMMISSION RECEIVABLE

Commission receivable represents the net amount relating to commissions/trading income (loss) less clearing costs from the clearing organization. As of December 31, 2008 the balance owed by the clearing organization was $4,498. The Company has not established an allowance as it anticipates collection of the entire receivable.

NOTE 6. DEPOSIT WITH BROKER

The Company has a deposit with its clearing organization in the amount of $200,000 as of December 31, 2008. The minimum deposit amount required is $100,000

NOTE 7. LOAN RECEIVABLE

This account represents a short-term non-interest bearing loan to an employee in the amount of $18,000, due August 2009.

NOTE 8. INVESTMENTS

Investments represent capital investments made by the Company to foster new business ventures.

NOTE 9. PROPERTY, ARTWORK AND EQUIPMENT

Property, artwork and equipment at December 31, 2008 is as follows:

Computer	3,895
Artworks	37,775
Furniture and equipment	21,410
	$ 63,080
Less: Accumulated depreciation	(4,822)
Property, artwork and equipment, net	$ 58,258

Depreciation expense was $4,739 for the year ended December 31, 2008. There was no impairment of artwork for the year ended December 31, 2008.

NOTE 10. ACCOUNTS PAYABLE

The accounts payable are primarily comprised of outstanding expenses and accrued commissions. Also included in accounts payable as of December 31, 2008 are net expenses paid by the parent Company on behalf of Primary Capital, L.L.C. totaling $34,701.

NOTE 11. COMMITMENT

RENT

The Company leases office space under a five-year lease agreement commencing July 1, 2008. The Company currently is paying approximately $12,000 per month with annual escalation clauses. Rent expense for the year ended December 31, 2008 was $149,185.

Under the operating lease, the Company is required to make future minimum rental payments as follows: 2009 – $142,158, 2010 – $146,088, 2011 – $150,138, 2012 – $154,314 and 2013 – $78,216.

NOTE 12 - FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"). SFAS 157 defines fair value, provides a consistent framework for measuring fair value under Generally Accepted Accounting Principles and expands fair value financial statement disclosure requirements. SFAS 157's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions.

SFAS 157 classifies these inputs into the following hierarchy:

Level 1 Inputs - Quoted prices for identical instruments in active markets.

Level 2 Inputs - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs - Inputs with primarily unobservable value drivers.

The following table represents the fair value hierarchy for those financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Investment	$ -	$3,348	$ -	$3,348
Total assets	$ -	$3,348	$ -	$3,348
Liabilities	$ -	$ -	$ -	$ -
Total liabilities	$ -	$ -	$ -	$ -

SUPPLEMENTAL INFORMATION

PRIMARY CAPITAL, L.L.C.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital		
Total member's capital from statement of financial condition		$ 572,750
Less: Non-allowable assets		
Property, artwork and equipment - net	$ 58,258	
Security CD	65,588	
Loan receivable	18,000	
Investment in Senyu	3,348	
Total non-allowable assets		145,194
NET CAPITAL		$ 427,556
Computation of Basic Net Capital Requirement		
Minimum net capital required, 6-2/3% of $132,812 pursuant to Rule 15c3-1		$ 8,853
Minimum dollar per capital requirements of reporting broker/dealer		$ 100,000
Minimum net capital requirements of reporting broker/dealer		$ 100,000
EXCESS NET CAPITAL		$ 327,556
Computation of Aggregate Indebtedness		
Accounts payable		$ 132,812
Percentage of aggregate indebtedness to net capital		31.06%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there was not a material difference between the Company's computation of net capital and the computation contained herein.

PRIMARY CAPITAL, L.L.C.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a -5(D)(2) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Company had no liability subordinated to claims of general creditors as of January 1, 2008. In addition there were none in existence during the year ended December 31, 2008 and accordingly there are no changes to report.

PRIMARY CAPITAL, L.L.C.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive
Suite J
Marlton, NJ 08053
(856) 355-5900 Fax (856)396-0022

REPORT ON INTERNAL CONTROL

To the Member
Primary Capital, L.L.C.

In planning and performing our audit of the financial statements of Primary Capital, L.L.C., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 6, 2009

PRIMARY CAPITAL, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

PRIMARY CAPITAL, L.L.C.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

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